Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

August 15, 2024

VIA EDGAR

Ms. Rolaine Bancroft, Esq.

Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WF Card Funding, LLC
WF Card Issuance Trust
Amendment No. 2 to Registration Statement on Form SF-3
Filed August 15, 2024
File Nos. 333-279409 and 333-279409-01

Dear Ms. Bancroft:

We are pleased to file Amendment No. 2 to the Registration Statement on Form SF-3 (“Amendment No. 2”) on behalf of WF Card Funding, LLC (the “Registrant”), as depositor to the WF Card Issuance Trust (the “Trust” or “Issuing Entity”). We have reviewed your letter dated July 29, 2024 (the “Comment Letter”) providing a comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Amendment No. 1 to Registration Statement on Form SF-3 filed with the Commission on July 15, 2024 (the “Registration Statement”). The Registrant’s response to the Staff’s comment is set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in Amendment No. 2. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of the Staff’s comment is included below in bold-face font, followed by the Registrant’s response.

Ms. Rolaine Bancroft, Esq. Securities and Exchange Commission August 15, 2024 Page 2

Registration Statement on Form SF-3

Annex I

Review of Receivables in the Trust Portfolio, page 14

Comment 1:

We note your response and revisions to comment 7 and reissue. While we note your clarifying response regarding Rule 193 and revisions to Annex I: Review of Receivables in the Trust Portfolio, please revise to state whether you will perform a review for future receivables that will be added to the pool and whether the review will be the same or different than the one described in this section.

Response:

We have revised the form of prospectus in response to Comment 1 but believe the more appropriate location for this disclosure, which describes the process by which eligible accounts are identified and selected as additional accounts, is under the caption “The Transfer Agreement—Addition of Issuer Assets.”

We believe the Registrant’s response addresses the Staff’s comment. If you have any questions or comments regarding this response, please do not hesitate to contact me at (202) 339-8456 or my partner, Mitchell Naumoff, at (202) 339-8412.

Sincerely,

/s/ Michael Mitchell

Michael Mitchell

cc:   Shalini Shah, Esq.

Office of Structured Finance, Division of Corporation Finance

Securities and Exchange Commission

 Jeff Blake, Esq.

Assistant General Counsel Wells Fargo & Company

 Mitch Naumoff, Esq.

Orrick, Herrington & Sutcliffe LLP